SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Register (CNPJ/MF) No. 02.570.688/0001-70

Board of Trade (NIRE) N0. 53.3.0000581-8

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM 3 OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS, HELD ON AUGUST 13, 2009.

As secretary of the Meeting of the Board of Directors, held on this date, I hereby CERTIFY that item 3 of the Agenda regarding the “Corporate Act: Change in members of the Board of Directors (additional item in the agenda)”, in the Minutes of the Board of Directors of Brasil Telecom Participações S.A, held on August 13, 2009, at 09:15 am, at the headquarters of the controlling company located at Rua Humberto de Campos No. 425 8 floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, states the following:

“Finally, as for item 3 (additional item in the agenda), as of this date, the Board of Directors accepted the resignation letter by Mr. Alex Waldemar Zornig, as active member of the Company’s Board of Directors, and the other Board members thanked and recognized his work as member of the Board of Directors. Then, Mr. Otavio Marques de Azevedo automatically assumed his position as active member and verbally resigned. Immediately thereafter, pursuant to art. 150 of Law No. 6,404/76, by unanimous vote by the Board Members, Mr. João de Deus Pinheiro de Macedo was elected as active member and Mr. Otavio Marques de Azevedo, was elected as his alternate, both elections were conducted to fill the remaining the term of office. The directors decided to record the confirmation of members of the Company’s Board of Directors, which, as of this date, consists of the following members: (1) As Active member Mr. José Mauro Mettrau Carneiro da Cunha, Brazilian, married, bearer of the Identity Card (RG) No. 02.549.734-8 issued by IFP/RJ, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 299.637.297-20, resident and domiciled in the city of Rio de Janeiro (RJ), with business address at Rua General Garzon No. 22, room 508, as his alternate, Mr. José Augusto da Gama Figueira, Brazilian, divorced, engineer, bearer of the Identity Card (RG) No. M-8.263.413 SSP/MG, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 242.456.667-49, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Praia de Botafogo No. 300, 11 floor, room 1101; (2) As Active member Mr. Luiz Eduardo Falco Pires Correa, Brazilian, married, bearer of the Identity Card (RG) No. 6056736, issued by SSP/SP, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 052.425.988-75, with business address at Rua Humberto de Campos no. 425, 8 floor, in the City of Rio de Janeiro, State of Rio de Janeiro, as his alternate, Mr. Pedro Jereissati, Brazilian, married, Business Administrator, bearer of the Identity Card (RG) No. 16.226.645-5 issued by SSP/SP, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No.273.475.308-14, resident in the City of São Paulo, State of São Paulo, with business address at Rua Chucri Zaidan No. 920 - 16 floor; (3) As Active member, Mr. João de Deus Pinheiro de Macedo,Brazilian, married, engineer, bearer of the Identity Card (RG) No. 0056006420, issued by SSP/BA, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 060.055.275-68, with business address at Rua Humberto de Campos 425, 8 floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, as his alternate, Mr. Otavio Marques de Azevedo, Brazilian, married, engineer, bearer of the Identity Card (RG) No. 13.088, issued by CREA/MG, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 129.364.566-49, resident in the City of São Paulo, State of São Paulo, with business address at Rua Dr. Geraldo Campos Moreira, No. 375, 9 floor; (4) as Active member, Mr. Julio Cesar Pinto, Brazilian, separated, accountant, bearer of the Identity Card (RG) No. 24.027-5, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 205.088.327-72, resident and domiciled in the City of Rio de Janeiro, with business address at Rua Humberto de Campos, 425, 8 floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, as his alternate, Mr. João José de Araujo Pereira Pavel, Brazilian, single, economist, bearer of the Identity Card (RG) No. 10.894.742-5 - IFP-RJ, enrolled with the Individual’s Taxpayers’ Registry (CPF/MF) under No. 092.798.377-02, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Praia de Botafogo, 300, 4 floor, all with term of office until April 10, 2010.”

Such matter, subject to decision by the Board, was unanimously approved, without limitations. All members attended the meeting and the following individuals signed these minutes: José Mauro M. Carneiro da Cunha - President, Luiz Eduardo Falco Pires Corrêa, Julio Cesar Pinto and Alex Waldemar Zornig. Rio de Janeiro, August 13, 2009.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial Officer and Investor Relations Officer